[PUBLICIS LOGO]

PRESS RELEASE

                                                        Paris, December 10, 2003

                ** CONSEIL DE SURVEILLANCE **  - SUPERVISORY BOARD :
               MANDATES FOR THE ** DIRECTOIRE **  - MANAGEMENT BOARD

At a meeting on Tuesday, December 9, the Supervisory Board of Publicis Groupe SA, chaired by Elisabeth Badinter, approved the consolidated financial statements for the first nine months presented by Maurice Levy, Chairman of the Management Board.

In view of the expiration of the terms of office of the Management Board members Messrs. Desbarats, Levy and Siguier, the Supervisory Board decided :

- the renewal of Maurice Levy's term of office as Chairman of the Management Board;

- the renewal of Bertrand Siguier's term of office as member of the Management Board;

- as Bruno Desbarats did not wish to renew his membership in view of his imminent retirement, the Supervisory Board expressed their gratitude for his services to the company during his 33 years in the group and 16 years as a member of the Management Board;

- the appointment of Claudine Bienaime, Groupe General Secretary, as a new member of the Management Board.
     Claudine Bienaime has passed the greater part of her career at Publicis, which she joined in 1966. Appointed Management Reporting Controller in 1974, she subsequently became General Secretary and member of the Executive Committee of Publicis Conseil, fulfilling these functions between 1978 and 2000. Since January 2001, she has been General Secretary of Publicis Groupe.

The Management Board of Publicis Groupe SA is composed of five members with 4-year terms of office.

The Supervisory Board further noted that the strategic plan for the company is proceeding in accordance with expectations.

PUBLICIS GROUPE SA (Euronext Paris: 13057, NYSE: PUB) is the world's fourth largest communications group, as well as world leader in media counsel and buying. Its activities span 109 countries on six continents.

Groupe activities cover ADVERTISING, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned ; MEDIA COUNSEL AND BUYING through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; MARKETING SERVICES and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites: WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM

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